February 22, 2022

William E. Fiala

Chair of the Board

Bridge Builder Trust

12555 Manchester Road

St. Louis, MO 63131

Dear Mr. Fiala:

This letter is to confirm the agreement of Olive Street Investment Advisers, LLC (“Olive Street”) with Bridge Builder Trust (the “Trust”) to waive its management fees it is entitled to receive as the investment adviser of each of the series of the Trust listed on Schedule A (each a “Fund” and collectively, the “Funds”) to the extent the management fees to be paid to Olive Street exceed the management fees paid to the subadvisers for management of allocated portions of a Fund or Funds.

This waiver agreement is effective as of the launch date of each Fund and shall continue until at least October 28, 2023. This waiver will continue thereafter for subsequent one year periods unless terminated by Olive Street with the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that Olive Street may, at its election, terminate this agreement, effective upon the end of the then current one-year period, if written notice is provided to the Trustees by or before April 15 of the then current one-year period. For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds.

Sincerely,

/s/ Thomas C. Kersting
Thomas C. Kersting
President
Olive Street Investment Advisers, LLC

SCHEDULE A

SERIES OF THE BRIDGE BUILDER TRUST

Bridge Builder Tax Managed Large Cap Fund

Bridge Builder Tax Managed Small/Mid Cap Fund

Bridge Builder Tax Managed International Equity Fund